EXHIBIT 7

Consolidated Report of Condition of

THE BANK OF NEW YORK

of One Wall Street, New York, N.Y. 10286

And Foreign and Domestic Subsidiaries,

a member of the Federal Reserve System, at the close of business September 30, 2003, published in accordance with a call made by the Federal Reserve Bank of this District pursuant to the provisions of the Federal Reserve Act.

ASSETS	Dollar Amounts In Thousands
Cash and balances due from depository institutions:
Noninterest-bearing balances and currency and coin	$3,688.426
Interest-bearing balances	4,380,259
Securities:
Held-to-maturity securities	270,396
Available-for-sale securities	21,509.356
Federal funds sold in domestic offices	1,269,945
Securities purchased under agreements to resell	5,320,737
Loans and lease financing receivables:
Loans and leases held for sale	629,178
Loans and leases, net of unearned income 38,241,326
LESS: Allowance for loan and lease losses 813,502
Loans and leases, net of unearned income and allowance	37,427,824
Trading Assets	6,323,529
Premises and fixed assets (including capitalized leases)	938,488
Other real estate owned	431
Investments in unconsolidated subsidiaries and associated companies	256,230
Customers' liability to this bank on acceptances outstanding	191,307
Intangible assets
Goodwill	2,562,478
Other intangible assets	798,536
Other assets	6,636,012
Total assets	$92,203,132
LIABILITIES
Deposits:
In domestic offices	$35,637,801
Noninterest-bearing 15,795,823
Interest-bearing 19,841,978
In foreign offices, Edge and Agreement subsidiaries, and IBFs	23,759,599
Noninterest-bearing 599,397
Interest-bearing 23,160,202
Federal funds purchased in domestic offices	464,907
Securities sold under agreements to repurchase	693,638
Trading liabilities	2,634,445
Other borrowed money: (includes mortgage indebtedness and obligations under capitalized leases)	11,168,402
Bank's liability on acceptances executed and outstanding	193,690
Subordinated notes and debentures	2,390,000
Other liabilities	6,573,955
Total liabilities	$83,516,437
Minority interest in consolidated subsidiaries	519,418
EQUITY CAPITAL
Perpetual preferred stock and related surplus	0
Common stock	1,135,284
Surplus	2,057,234
Retained earnings	4,892,597
Accumulated other comprehensive income	82,162
Other equity capital components	0
Total equity capital	8,167,277
Total liabilities minority interest and equity capital	$92,203,132

I, Thomas J. Mastro, Senior Vice President and Comptroller of the above-named bank do hereby declare that this Report of Condition is true and correct to the best of my knowledge and belief.

Thomas J. Mastro,

Senior Vice President and Comptroller

We, the undersigned directors, attest to the correctness of this statement of resources and liabilities. We declare that it has been examined by us, and to the best of our knowledge and belief has been prepared in conformance with the instructions and is true and correct.

Thomas A. Renyi Gerald L. Hassell Alan R. Griffith	Directors